Exhibit 99.1

Check-Cap Announces Advancement in GE Healthcare Manufacturing Collaboration

New Phase Supports C-Scan® Assembly, Testing & Distribution Initially for US Pilot Trial

ISFIYA, Israel and BOSTON, MA, December 5, 2017 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK, CHEKW), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer screening, today announced it has entered the next phase of its manufacturing collaboration with GE Healthcare (“GE”).  The new phase involves GE final assembly, packaging and shipping of C-Scan capsules initially to support the Company’s US pilot trial expected in 1H2018. Check-Cap will supply GE with supporting calibration and final assembly methodology and equipment.

Bill Densel, CEO of Check-cap commented, “We are very pleased to advance our collaboration with GE, moving forward with the initiation of this next phase that prepares us for our C-Scan capsule needs, beginning with our planned US pilot trial in 1H2018. Planning and other activities are also underway for our European post approval study, which is also expected in 1H2018.”

About Check-Cap
Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally. This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation. The C-Scan system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Vivian Cervantes
PCG Advisory
646-863-6274
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
 Meirav@bauerg.com